                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                            PARKER DRILLING COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  COMMON STOCK, PAR VALUE $0.16 2/3 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  701081 10 1
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                                 (CUSIP Number)


                 BERNARD J. DUROC-DANNER, ENERGY VENTURES, INC.
 5 POST OAK PARK, SUITE 1760, HOUSTON, TEXAS 77027-3415, TEL. NO. (713) 297-8400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               NOVEMBER 12, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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
                                 SCHEDULE 13D

CUSIP NO. 701081 10 1                                          PAGE 2 OF 4 PAGES
---------------------                                          -----------------


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Energy Ventures, Inc., a Delaware corporation.
      ID # 04-2515019
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      N/A
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     3,056,600 shares*
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     3,056,600 shares*
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      3,056,600 shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]


      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      4.47%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      CO
--------------------------------------------------------------------------------
*  See Item 5(a) of this Amendment No.1 to Schedule 13D.



                              Page 2 of 4 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                        AMENDMENT NO. 1 TO SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


         This Statement constitutes Amendment No. 1 to the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on September 24, 1996, by Energy Ventures, Inc., a Delaware corporation ("EVI"), with respect to its beneficial ownership of common stock, par value $0.16 2/3 per share (the "Common Stock"), of Parker Drilling Company, a Delaware corporation ("Parker"). Capitalized terms used herein that are not otherwise defined shall have the meaning ascribed to them in the Schedule 13D.


ITEM 2.  IDENTITY AND BACKGROUND

The second sentence of Item 2 to Schedule 13D is amended in its entirety to read as follows:

      EVI is an international supplier of oilfield equipment.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

Paragraphs (a), (b) and (e) of Item 5 are amended in their entirety to read as follows:

         (a) As of the date of this Statement, EVI may be deemed to beneficially own 3,056,600 shares of Common Stock, all of which represent the right to acquire Common Stock upon the automatic conversion of 30,566 shares of Series D Preferred Stock owned by EVI. Based on the number of shares of Common Stock outstanding as of September 30, 1996, as reported by Parker in its Annual Report on Form 10-K, EVI may be deemed to beneficially own 4.47% of the outstanding Common Stock as of September 30, 1996.

                 To the knowledge of EVI, no person named in Schedule I to the
                 Schedule 13D beneficially owned shares of the Common Stock as of the date of this Statement.

         (b) EVI has the sole power to vote and dispose of the shares of Series D Preferred Stock owned by it and the shares of Common Stock issuable upon the conversion thereof.

         (E) Effective as of November 12, 1996, EVI ceased to be the beneficial owner of more than five percent of the Common Stock.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 18, 1996                ENERGY VENTURES, INC.



                                         By: /s/ James G. Kiley
                                            ------------------------------------
                                                    James G. Kiley
                                                  Vice President and
                                                Chief Financial Officer





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